02 AUG -6 AM 12:45

RWE

File No. 82-4018
July, 31, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.

Washington, D.C. 20549

- USA -

02049020

SUPPL

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sir or Madam,

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed one information required by Rule 12g3-2(b).

Please find attached the English translation of one ad hoc information we published today.

If you have any questions or comments please call the undersigned

at +49 201 12 15152 (Dr. Telkamp)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

R W E
Aktiengesellschaft

- Dr. Telkamp - - Alphéus -

Encls.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

Notice in Accordance with Sec. 15 of the Securities Trading Act of RWE AG, Essen

- The sender is solely responsible for the contents of this notice -

Essen, 31 July 2002

RWE Sheds Refinery and Service Station Business

- RWE sells its stake in Shell & DEA Oil GmbH to Deutsche Shell
- Further step towards focusing on core businesses

RWE Dea AG and Deutsche Shell GmbH, both headquartered in Hamburg, and Shell Petroleum N.V. (SPNV) signed an agreement today regarding the sale of RWE Dea's 50 percent stake in Hamburg-based joint venture Shell & DEA Oil GmbH to Deutsche Shell and SPNV. RWE Dea and Deutsche Shell each had a 50 percent stake in the joint venture. The shareholding will change hands with commercial effect as of July 1, 2002. The stake has an enterprise value of 2.0 billion USD and a purchase price of approximately 1.35 billion USD. Payment is scheduled for July 1, 2003. Restructuring costs incurred by Shell & DEA Oil GmbH will be fully assumed by Shell. Thus, RWE will fully transfer its downstream operations, i.e., petroleum refining and the sale of petroleum and petrochemical products, to Shell. All approvals by anti-trust authorities and corporate bodies have already been obtained.

The contracting parties had already reached an agreement on the possibility of Shell's obtaining a majority stake by 2004 at the latest when the Shell & DEA Oil joint venture was established in 2001. By agreeing to divest its downstream activities today, the RWE Group is further focusing on its core divisions.

Upstream operations, which involve the exploration and production of petroleum and natural gas and are handled by the management holding company RWE Dea, remain part of RWE's core business. They play a major role in the value-added chain of RWE's core gas business, providing for a vertically integrated business strategy with operations along the entire value-added chain.